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                          December 1, 2022

       Jeremy Frommer
       Chief Executive Officer
       Creatd, Inc.
       419 Lafayette Street, 6th Floor
       New York, NY 10003

                                                        Re: Creatd, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 23,
2022
                                                            File No. 333-268555

       Dear Jeremy Frommer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alyssa
Wall at 202-551-8106 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Scott E. Linsky